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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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. .NNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IMG Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4733 Bethesda Avenue, Suite 600
(No. and Street)

Bethesda, (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gail Steckler (301) 907-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berlin, Ramos & Company, P.A.
(Name – *if individual, state last, first, middle name*)



11200 Rockville Pike, Suite 115, Rockville, MD 20852
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Gail Steckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMG Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY F. THOMAS
NOTARY PUBLIC
MONTGOMERY COUNTY
MARYLAND
My Commission Expires Sept. 1, 2008



Signature

Managing Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BR
COMPANY

BERLIN, RAMOS
& COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
IMG CAPITAL, LLC
BETHESDA, MARYLAND

We have audited the accompanying statement of financial condition and computation of net capital of IMG Capital, LLC as of December 31, 2004 and the related statements of income, cash flows and changes in members' equity for the period from January 1, 2004 to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMG Capital, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax

CERTIFIED PUBLIC ACCOUNTANTS


BR
COMPANY

BERLIN, RAMOS
& COMPANY, P.A.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berlin, Ramos & Company, P.A.

BERLIN, RAMOS & COMPANY, P.A.

January 20, 2005

IMG CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 10,737
TOTAL ASSETS	$ 10,737

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	$ 0
Members' Equity	$ 10,737
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,737

The accompanying notes are an integral part of this statement

IMG CAPITAL LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM JANUARY 1, 2004 TO DECEMBER 31, 2004

REVENUE	
Fee Income	$ 20,755
Interest Income	27
TOTAL INCOME	20,782
EXPENSES	
Reimburse Expenses	20,755
NET INCOME	27
MEMBERS' EQUITY BEGINNING OF YEAR	10,710
MEMBERS' EQUITY END OF YEAR	$ 10,737

The accompanying notes are an integral part of this statement

IMG CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 1, 2004 TO DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 27
NET INCREASE IN CASH FROM OPERATING ACTIVITIES	27
CASH BEGINNING OF YEAR	10,710
CASH END OF YEAR	$10,737

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was organized as a limited liability company on September 8, 1999 pursuant to a written agreement under the laws of the state of Maryland. The company was organized to provide public financing, financial advisory and investment services to public sector and private sector infrastructure and service entities.

Accounting Method

The accompanying financial statements have been prepared on the cash basis of accounting.

Income Taxes

No provision or credit for income taxes is made in the accompanying financial statements since, for federal and state income tax purposes, each member reports on his personal tax return his allocable share of the Company's taxable income, gain, losses, deductions and credits.

Cash and Cash Equivalents

For purposes of the statement of cash flow, the Partnership considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

Infrastructure Management Group, Inc., a corporation affiliated with the members, was reimbursed $20,755 by the company for expenses they incurred on behalf of IMG Capital, LLC.

SCHEDULE I

Reconciliation pursuant to Rule 17a-5(d)(4) as of December 31, 2004:

Net Capital per annual audited financial statements	$ 10,737
Net Capital per compiled financial statements	$ 10,737
Difference	$ 0

IMG CAPITAL, LLC
COMPUTATION OF NET CAPITAL AND DETERMINATION OF THE RESERVE REQUIREMENTS BY RULE 15c3-3
DECEMBER 31, 2004

SCHEDULE II

Net Capital per audited financial statements	$ 10,737
Computation of Basic Net Cash Requirement:	
Minimum net capital required (6 2/3% of Aggregate indebtness)	0
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement	5,000
Excess Net Capital	5,737
Excess Net Capital at 1000%	$ 10,737

Determination of the Reserve Requirement: The firm does not hold funds or securities for customers, therefore, the firm is exempt from SEC Rule 15c3-3 under Section 15c-3(k)(2)(i).


BR
COMPANY

BERLIN, RAMOS
&COMPANY, P.A.

Joseph K. Speicher, CPA
R. Bruce Buchanan, CPA
Richard D. Winkler, CPA
Alan A. Bergamini, CPA
David Flinchum, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
IMG CAPITAL, LLC
BETHESDA, MARYLAND

In planning and performing our audit of the financial statements of IMG Capital, LLC for the year ended December 31,2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by IMG Capital, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11200 Rockville Pike + Suite 115 + Rockville, Maryland 20852 + Telephone (301) 589-9000 + (301) 589-5464 Fax

CERTIFIED PUBLIC ACCOUNTANTS


BR
COMPANY

BERLIN, RAMOS
& COMPANY, P.A.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls structure, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Berlin, Ramos & Company, P.A.

BERLIN, RAMOS & COMPANY, P.A.

January 20, 2005